                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of August 2003

                 Sinopec Shanghai Petrochemical Company Limited
                 -----------------------------------------------
                 (Translation of registrant's name into English)

                              Jinshanwei, Shanghai
                           People's Republic of China
                           --------------------------
                    (Address of principal executive offices)

        [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

                           Form 20-F  X    Form 40-F
                                     ---             ---

        [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                               Yes        No  X
                                  ---        ---

        [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-2(b)] Not Applicable.
                                             --------------

        Sinopec Shanghai Petrochemical Company Limited, a joint stock limited company organized under the laws of the People's Republic of China (the "Company"), hereby deposits the following exhibits pursuant to rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934:

               a. Resolutions of the Sixth Meeting of the Fourth Session of the Board of Directors issued by the Company on August 21, 2003;
               b. 2003 Interim Results Announcement issued by the Company on August 21, 2003;
               c.   Press Release issued by the Company on August 20, 2003.

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             SINOPEC SHANGHAI PETROCHEMICAL
                                                      COMPANY LIMITED



Dated: August 21, 2003                       By: /S/ Lu Yiping
       ---------------                           -------------
                                                 Name: Lu Yiping
                                                 Title: Chairman

                                  Exhibit Index

               a. Resolutions of the Sixth Meeting of the Fourth Session of the Board of Directors issued by the Company on August 21, 2003;
               b. 2003 Interim Results Announcement issued by the Company on August 21, 2003;
               c.   Press Release issued by the Company on August 20, 2003.

                                                                       Exhibit a

              [LOGO] Sinopec Shanghai Petrochemical Company Limited
                     (Company name in Chinese appears here)

 (A joint stock limited company incorporated in the People's Republic of China)

                       Resolutions of the Sixth Meeting of
                  the Fourth Session of the Board of Directors

Sinopec Shanghai Petrochemical Company Limited and its directors jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this announcement and confirm that those are no material omissions or false or misleading statements in this announcement.

The sixth meeting of the fourth session of the Board of Directors of Sinopec Shanghai Petrochemical Company Limited (the "Company") was held on 20 August 2003 at meeting room number 8 of the Company's main office building. Of the 12 Directors entitled to attend the meeting, 8 Directors were in attendance. Directors Li Weichang, Liu Wenlong, Zhang Baojian and Wang Xingyu were unable to attend due to work commitments, and appointed the Chairman Lu Yiping as their proxies. Members of the Supervisory Committee and senior management were in attendance at the meeting. The convening of the meeting complied with the requirements of the PRC Company Law and the articles of association of the Company. The meeting was chaired by the Chairman Mr. Lu Yiping. The meeting considered and passed the following resolutions:

(1) the 2003 interim report, the interim results announcement, the publication of the interim results announcement in Shanghai Securities News, China Securities News, South China Morning Post and Hong Kong Commercial News and the dispatch of the interim report to overseas shareholders and relevant persons, including 25 copies to the Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange"), were approved. The Chairman and company secretary were authorised to submit relevant materials relating to the interim report to the China Securities Regulatory Commission
     ("CSRC"), Shanghai Stock Exchange, Hong Kong Stock Exchange,
     Securities and Exchange Commission and New York Stock Exchange;

(2) in accordance with the regulations of the CSRC requiring the audit of interim results where an interim dividend is declared, and having regard to international practice as well as the time and cost required for an audit of the interim results, the Directors resolved not to recommend an interim dividend;

(3) unanimously agreed to appoint Chen Xinyuan as a member of the audit committee.

                                                By order of the Board
                                  Sinopec Shanghai Petrochemical Company Limited

20 August 2003

                                                                       Exhibit b

              [LOGO] Sinopec Shanghai Petrochemical Company Limited
                     (Company name in Chinese appears here)

 (A joint stock limited company incorporated in the People's Republic of China)

                        2003 Interim Results Announcement

1.   Important Message

1.1 The Board of Directors of Sinopec Shanghai Petrochemical Company Limited (the "Company") and its directors jointly and severally accept full responsibility for the truthfulness, accuracy and completeness of the information contained in this announcement and confirm that there are no material omissions or false or misleading statements in this announcement.

     This announcement is extracted from the Company's interim report. The full text of the report will be published on the Shanghai Stock Exchange's website at www.sse.com.cn and www.spc.com.cn. Investors should read the full text of 2003 interim report for details.

1.2 Mr. Lu Yiping, Chairman and President of the Company, Mr. Han Zhihao, Chief Financial Officer and Mr. Hua Xin, Finance Manager of the Company hereby warrant the authenticity and completeness of the financial statements contained in the interim report.

2.   Corporate Information

2.1  Corporate Information

--------------------------------------------------------------------------------
Shares Short Name:      (Company name in       (Company name in       SHI
---------------------   Chinese appears here)  Chinese appears here)

Shares Stock Code:      600688                 338
---------------------
                                               The Hong
                        Shanghai               Kong Stock             New York
Stock Exchange          Stock                  Exchange               Stock
   Listings:            Exchange               Limited                Exchange
--------------------------------------------------------------------------------
                        Secretary to the Board   Securities
                        of Directors:            representative:
--------------------------------------------------------------------------------
Name:                   Zhang Jingming           Tang Weizhong
--------------------------------------------------------------------------------
Correspondence          48 Jinyi Road, Jinshan   48 Jinyi Road, Jinshan
   Address:             District, Shanghai,      District, Shanghai,
                        People's Republic of     People's Republic of
                        China                    China
--------------------------------------------------------------------------------
Telephone:              86-21-5794 3143          86-21-5794 3143
--------------------------------------------------------------------------------
Fax:                    86-21-5794 0050          86-21-5794 0050
--------------------------------------------------------------------------------
E-mail:                 zhangjm@spc.com.cn       tom@spc.com.cn
--------------------------------------------------------------------------------

2.2   Major Financial Data and Financial Indicators (unaudited)

2.2.1 Major financial data and financial indicators prepared under the People's Republic of China ("PRC") Accounting Rules and Regulations

--------------------------------------------------------------------------------
                                                                     Increase/
                                                                     decrease
                                                                    compared to
                                                                   the beginning
                                                     31 December    of the year
                                      30 June 2003       2002           (%)
--------------------------------------------------------------------------------
Current assets
   (RMB'000)                            7,227,295      6,945,672        4.05
--------------------------------------------------------------------------------
Current liabilities
   (RMB'000)                            7,841,312      7,425,576        5.60
--------------------------------------------------------------------------------
Total assets (RMB'000)                 26,961,899     26,562,285        1.50
--------------------------------------------------------------------------------
Shareholders' equity
   (excluding minority
   interests) (RMB'000)                14,593,140     14,121,460        3.34
--------------------------------------------------------------------------------
Net asset value per
   share (RMB)                              2.027          1.961        3.37
--------------------------------------------------------------------------------
Adjusted net asset value
   per share (RMB)                          2.021          1.946        3.85
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                                                    Increase/
                                                                    decrease
                                     Six-month periods ended 30    compared to
                                                June                the period
                                     --------------------------    ended 30 June
                                          2003        2002           2002 (%)
--------------------------------------------------------------------------------
Net profit (RMB'000)                     471,680     203,369          131.93
--------------------------------------------------------------------------------
Net profit before non-                   482,865     242,771           98.90
   operating income/
   expenses (RMB'000)
--------------------------------------------------------------------------------
Earnings per share                         0.066       0.028          135.71
   (RMB)
--------------------------------------------------------------------------------
Return on net assets                       3.232       1.476          118.97
   (%)
--------------------------------------------------------------------------------
Net cash flows from                    1,512,763   1,058,324           42.94
   operating activities
   (RMB'000)
--------------------------------------------------------------------------------

2.2.2 Non-operating income/expenses

                                                                   Unit: RMB'000
--------------------------------------------------------------------------------
Non-operating income/expenses                                             Amount
--------------------------------------------------------------------------------
Non-operating income                                                      9,264
--------------------------------------------------------------------------------
Non-operating expenses                                                  (22,423)
--------------------------------------------------------------------------------
Tax adjustments for the above items                                       1,974
--------------------------------------------------------------------------------
Total                                                                   (11,185)
--------------------------------------------------------------------------------

2.3 Differences between financial statements prepared under PRC Accounting Rules and Regulations and International Financial Report Standards ("IFRS")

                                                                   Unit: RMB'000
--------------------------------------------------------------------------------
                                                       PRC Accounting
                                                            Rules
                                                       and Regulations    IFRS
--------------------------------------------------------------------------------
Net profit                                                 471,680       484,059
--------------------------------------------------------------------------------
Explanation of
   differences                                    Please refer to section 8.3
--------------------------------------------------------------------------------

3.   Change of Share Capital and Shareholders

3.1  Change of Share Capital

     During the six-month period ended 30 June 2003 (the "period" or the "reporting period"), there was no change to the Company's share capital structure.

3.2  Top Ten Shareholders

Total number of shareholders as at end of the reporting period                                     292,035
Top Ten Shareholders

----------------------------------------------------------------------------------------------------------
                                                    Percentage      Type of
                        Increase/     Number of      of total        shares        Number
                        decrease     shares held      share-     (circulating/    of shares
Name of shareholders     during     at end of the    holdings         non-         pledged       Type of
   (in full)           the period       period         (%)        circulating)    or frozen      shares
----------------------------------------------------------------------------------------------------------
China Petroleum &              --   4,000,000,000     55.56              Non-            --       Promoter
   Chemical                                                       circulating                 legal person
   Corporation                                                                                       share
----------------------------------------------------------------------------------------------------------
HKSCC Nominees          8,001,000   1,866,016,401     25.92       Circulating            --        H share
   Ltd.*
----------------------------------------------------------------------------------------------------------
Hongkong & Shanghai       148,000     354,728,000      4.93       Circulating            --        H share
   Banking
   Corporation
   (Nominees)
   Limited*
----------------------------------------------------------------------------------------------------------
Puhui Fund                    Not      20,245,493      0.28       Circulating            --        A share
                        available
----------------------------------------------------------------------------------------------------------
Shanghai Kangli Gong           --      16,730,000      0.23              Non-    16,430,000          Legal
   Mao Company                                                    circulating                 person share
----------------------------------------------------------------------------------------------------------
Zhejiang Province              --      12,000,000      0.17              Non-            --          Legal
   Economic                                                       circulating                 person share
   Construction and
   Investment
   Company
----------------------------------------------------------------------------------------------------------
Tianhua Fund                  Not      10,443,996      0.15       Circulating            --        A share
                        available
----------------------------------------------------------------------------------------------------------
Hongkong & Shanghai            --      10,336,000      0.14       Circulating            --        H share
   Banking
   Corporation
   (Nominees)
   Limited*
----------------------------------------------------------------------------------------------------------
Jinxin Fund                   Not       8,975,139      0.12       Circulating            --        A share
                        available
----------------------------------------------------------------------------------------------------------
Jintai Fund                   Not       8,624,042      0.12       Circulating            --        A share
                        available
----------------------------------------------------------------------------------------------------------
Relationship among the top ten                                        --
   shareholders
----------------------------------------------------------------------------------------------------------

*    Nominee shareholders

4.   Directors, Supervisors and Senior Management

--------------------------------------------------------------------------------------------
                                                       Number of
                                                      shares held    Number of
                                                         at the     shares held
                                                       beginning    at the end      Reasons
                                                         of the        of the        for
Name                 Position                            period        period       change
--------------------------------------------------------------------------------------------
Lu Yiping         Chairman and                              3,600         3,600   No change
                  President
--------------------------------------------------------------------------------------------
Xu Kaicheng       Vice Chairman                             3,600         3,600   No change
--------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------
                                                       Number of
                                                      shares held    Number of
                                                         at the     shares held
                                                       beginning     at the end    Reasons
                                                        of the        of the         for
Name              Position                              period        period       change
-------------------------------------------------------------------------------------------
Rong Guangdao     Director and Vice President            3,600         3,600      No change
-------------------------------------------------------------------------------------------
Feng Jianping     Director and Vice President            3,600         3,600      No change
-------------------------------------------------------------------------------------------
Jiang Baoxing     Director                               3,600         3,600      No change
-------------------------------------------------------------------------------------------
Li Weichang       Director                               1,000         1,000      No change
-------------------------------------------------------------------------------------------
Liu Wenlong       External Director                        Nil           Nil      No change
-------------------------------------------------------------------------------------------
Zhang Baojian     External Director                        Nil           Nil      No change
-------------------------------------------------------------------------------------------
Gu Chuanxun       Independent Director                     Nil           Nil      No change
-------------------------------------------------------------------------------------------
Wang Yongshou     Independent Director                   3,600         3,600      No change
-------------------------------------------------------------------------------------------
Wang Xingyu       Independent Director                     Nil           Nil      No change
-------------------------------------------------------------------------------------------
Chen Xinyuan      Independent Director                     Nil           Nil      No change
-------------------------------------------------------------------------------------------
Du Chongjun       Chairman of Supervisory Committee      1,000         1,000      No change
-------------------------------------------------------------------------------------------
Zhang  Chenghua   Supervisor                               Nil           Nil      No change
-------------------------------------------------------------------------------------------
Zhu Weiyan        Supervisor                               Nil           Nil      No change
-------------------------------------------------------------------------------------------
Zhang Jianjun     External Supervisor                      Nil           Nil      No change
-------------------------------------------------------------------------------------------
Lu Xiangyang      External Supervisor                      Nil           Nil      No change
-------------------------------------------------------------------------------------------
Zhou Yunnong      Independent Supervisor                   Nil           Nil      No change
-------------------------------------------------------------------------------------------
Liu Xiangdong     Independent Supervisor                   Nil           Nil      No change
-------------------------------------------------------------------------------------------
Zhang Zhiliang    Vice President                         3,600         3,600      No change
-------------------------------------------------------------------------------------------
Liu Xunfeng       Vice President                         1,500         1,500      No change
-------------------------------------------------------------------------------------------
Wu Haijun         Vice President                         1,500         1,500      No change
-------------------------------------------------------------------------------------------
Yin Jihai         Vice President                           Nil           Nil      No change
-------------------------------------------------------------------------------------------
Han Zhihao        Chief Financial Officer                  Nil           Nil      No change
-------------------------------------------------------------------------------------------
Zhang Jingming    Company Secretary                        Nil           Nil      No change
-------------------------------------------------------------------------------------------

The shares held by the above people are A shares and represented their personal interests in their capacity as beneficial owners.

5. Interests and Short Positions of Directors and Supervisors in Shares, underlying Shares and Debentures

Other than as set out in section 4 above, as at 30 June 2003, none of the Directors or Supervisors had any interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

As at 30 June 2003, none of the Directors or Supervisors and their respective spouses and children under 18 years of age had been granted by the Company or had exercised any rights to subscribe for shares or debentures of the Company or any of its associated corporations.

Interests and short positions of substantial shareholders and other persons in shares and underlying shares

As at 30 June 2003, the interests and short positions of substantial shareholders (being persons who are entitled to exercise, or control the exercise of, 10% or more of the voting power at any general meeting of the Company) and other persons who are required to disclose their interests pursuant to Part XV of the SFO (other than Directors and Supervisors) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be kept under Section 336 of the SFO were as set out below:

(1) (a) Interests in ordinary shares of the Company

                                                                    % of shareholding in
        Name of                Number and type       % of issued    the Company's total
      shareholder              of shares held       share capital      issued H shares          Capacity
------------------------   ----------------------   -------------   --------------------   -----------------
China Petroleum and        4,000,000,000 promoter       55.56%                --           Beneficial owner
   Chemical Corporation       legal person shares
J.P. Morgan Chase & Co.*     349,066,000 H shares         4.8%             14.98%          Beneficial owner;
                                                                                                  investment
                                                                                              manager; other
                                                                                              (lending pool)

*    Such H-shares were held through a nominee

     (b)  Interests in underlying shares of the Company

          No interests of substantial shareholders or other persons who are required to disclose their interests pursuant to Part XV of the SFO in the underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

(2)  Short positions in shares and underlying shares of the Company

     No short positions of substantial shareholders or other persons who are required to disclose their interests pursuant to Part XV of the SFO in the shares or underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

Save as stated above, as at 30 June 2003, no interests or short positions of any person in the shares or underlying shares of equity derivatives of the Company were recorded in the register required to be kept under Section 336 of the SFO.

6.   Management Discussion and Analysis

The following discussion and analysis should be read in conjunction with the Group's unaudited financial statements and the accompanying notes. The financial information presented in this section is derived from the Group's unaudited financial statements that have been prepared in accordance with IFRS.

For the six-month period ended 30 June 2003, the Group's turnover from principal operations amounted to RMB14,139.1 million (HK$13,319.9 million), an increase of RMB4,616.1 million (HK4,348.7 million) or 48.47% as compared to the same period last year. Profit before tax amounted to RMB598.1 million (HK$563.4 million), representing an increase of 118.52% as compared to the same period last year. Profit after tax and minority interests amounted to RMB484.1 million (HK$456.1 million), an increase of 132.07% as compared to the same period last year.

The first half of 2003 witnessed significant fluctuations and sluggish recovery of the world economy amidst the advent of the Iraq War, appreciation of the Euro, depreciation of the US Dollar and the outbreak of the Severe Acute Respiratory Syndrome ("SARS"). During the first quarter of the year, the PRC economy recorded rapid growth, which slowed down in the second quarter with the outbreak of SARS but sustained an overall robust growth trend. The PRC economy demonstrated a notable rebound in June as SARS was brought under control. All these factors resulted in fluctuations of the prices of petrochemical products, featuring an overall rise, fall and subsequent rebound which pushed price levels higher than that of the first half of last year. The petrochemical industry performed better than the same period last year.

Operating Results

During the first half of 2003, the market prices of the four major products of the Group rose, fell and then rebounded. Compared to the same period last year, the selling prices of the major products of the Group, namely synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products, have all increased, but by different degrees. On the other hand, the price of crude oil, the major raw material of the Group, experienced severe fluctuations under the influence of the Iraq War and generally stood at a high level on average since the beginning of the year. The weighted average cost of crude oil was RMB 1,881.47 per ton, representing an increase of RMB 496.32 per ton or 35.83% as compared to the same period last year.

Confronted with a complex external environment, the Group implemented effective marketing strategies, further enhanced the operation of production plants and equipment and raw material levels, rationalized the maintenance programs of production equipment and planned production to match market demand closely while exercising stringent cost controls. As a result, the Group's overall performance has been enhanced.

During first half of 2003, the Company's processed crude oil and product output recorded substantial increases. This was attributed to the completion of the "Phase IV" project and other newly constructed and renovated facilities. The Group processed 4.1233 million tons of crude oil, an increase of 726,900 tons or 21.4% as compared to the same period last year, including 715,300 tons Shengli oil, 3,045,300 tons imported oil and 362,700 million tons offshore oil. During the first half of 2003, the output of ethylene was 461,500 tons, an increase of 35.74%; output of propylene was 251,700 tons, an increase of 39.37%; output of plastics and resins was 519,800 tons, an increase of 49.05%;

output of polymers was 248,400 tons, an increase of 6.15%; output of synthetic fibres was 181,800 tons, an increase of 6.69% as compared to the same period last year. While increasing output, the Group implemented timely adjustments to its marketing strategies in a bid to expand the sales of its products. The sales to output ratio during the six-month period ended 30 June 2003 reached 99.56%.

The following table indicates the Group's sales volume and net sales (net of business taxes and surcharges) during the six-month period ended 30 June 2003:

                                        Six-month periods ended 30 June
                             -----------------------------------------------------
                                        2003                        2002
                             -------------------------   -------------------------
                             Sales                        Sales
                             volume                      volume
                              '000      RMB               '000      RMB
                              tons    million      %      tons    million     %
                             ------   -------   ------   ------   -------   ------
Synthetic fibres                192     1,897    13.68     187     1,638     17.71
Resins and plastics             671     4,140    29.86     487     2,681     28.99
Intermediate petrochemical
   products                     505     1,940    13.99     413     1,156     12.50
Petroleum products            2,184     5,016    36.18   1,871     3,247     35.11
All others                       --       872     6.29      --       526      5.69
                              -----    ------   ------   -----     -----    ------

Total                         3,552    13,865   100.00   2,958     9,248    100.00
                              =====    ======   ======   =====     =====    ======

During the first half of 2003, net sales of the Group amounted to RMB 13.865 billion, representing an increase of 49.92% as compared to the same period last year. Net sales of synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products during the six-month period ended 30 June 2003 recorded an increase of 15.81%, 54.42%, 67.82% and 54.48%, respectively, as compared to the same period last year. The increase was mainly attributable to the fact that, in line with the general increase in the average selling prices of the products as compared to the same period last year, there has been a considerable growth in the sales volume of the products with the on-going completion and commencement of operations of the "Phase IV" project in June 2002. During the reporting period, the average selling price (excluding tax) for synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products of the Group increased by 12.80%, 12.08%, 37.25% and 32.34%, respectively as compared to the first half of 2002, while sales volume increased by 2.67%, 37.78%, 22.28% and 16.73%, respectively.

Most of the products manufactured by the Group were sold in Eastern China.

The Group's cost of sales increased by 48.88% to RMB12,850.4 million representing 92.68% of net sales during the first half of 2003. With increases in the average cost of crude oil purchased and volume of processing crude oil of the Group, total crude oil costs increased by 64.02% to RMB7,716.0 million during the six-month period ended 30 June 2003 as compared to the same period last year.

Crude oil costs of the Group accounted for 60.01% of the cost of sales in the first half of 2003 (first half of 2002: 54.50%).

Expenses for other ancillary materials significantly increased to RMB1,918.8 million during the first half of 2003, as compared to the same period last year, which was primarily attributable to the upsurge in sales volume of products. With the completion and commissioning of the "Phase IV" project, depreciation expenses of the Group amounted to RMB904.7 million for the reporting period, representing an increase of RMB179.4 million as compared to the same period last year. Maintenance costs were RMB351.9 million for the reporting period. In addition, given the increased demand for electricity and steam to service new equipment installed, fuel and power expenses of the Group went up from RMB295 million for the first half of 2002 to RMB357.1 million for the first half of 2003.

Selling and administrative expenses increased to RMB228.6 million during the first half of 2003 from RMB200.4 million in the same period last year, mainly attributable to the substantial growth in products sales volume.

Net financing costs during the first half of 2003 rose 16.25% to RMB201.6 million as compared to the same period last year, which was mainly attributed to the completion of the "Phase IV" project, which marked the cessation of the capitalisation of borrowing costs for the projects and increased the financing costs expensed for the current reporting period.

Profit after tax of the Group for the first half of 2003 amounted to RMB484.1 million, representing an increase of 132.04% as compared to RMB208.6 million in the same period last year.

Liquidity and Capital Resources

During the first half of 2003, net cash inflow from the Group's operating activities amounted to RMB1,286.1 million, an increase of RMB486.8 million as compared to the same period last year. Profit before tax and depreciation contributed an operating cash inflow of RMB1,502.8 million to the Group (an increase of RMB503.8 million of cash inflow as compared to the same period last year). An increase in inventory as at the end of the reporting period contributed to an increase in cash outflow of RMB45.9 million (as compared to an increase in cash outflow of RMB 358.7 million in the same period last year due to an increase in inventory as at the end of that period). Change in the balance of trade creditors, other creditors and bills payable accounted for RMB 101.1 million in the increase of cash outflow (as compared to a reduction of cash inflow of RMB235.5 million in the same period last year). Increase in the balance of debtors, bill receivables and deposits accounted for RMB22.0 million in the decrease of cash inflow (compared to RMB142.2 million in the cash inflow reductions as a result of the increase of such balance at the end of the same period last year).

Borrowings

The Group's long-term loans were mainly used for capital expenditure projects. The Group usually arranges its long-term loans according to its capital expenditure plan, and in general, there are no seasonal loans. Short-term loans were used to meet working capital requirements arising from normal production operations of the Group. The total amount of the Group's borrowings dropped by RMB 132.2 million from the beginning of this year to RMB8,461.1 million as at 30 June 2003, including a RMB321.6 million increase in short-term loans and a RMB453.8 million decrease in long-term loans.

As at 30 June 2003, the Group had contingent liabilities of RMB299.7 million in respect of guarantees issued to banks in favour of its associated companies and other non-listed investment companies.

As at 30 June 2003, all short-term loans and more than 95% of long-term borrowings were borrowed at floating rates. Borrowings amounted to RMB2,679.4 million and RMB42.5 million were denominated in USD and Japanese yen respectively. The remaining loans were in Renminbi.

Fluctuation of exchange rates

The Company purchases the majority of its materials, including crude oil, from abroad and exports a portion of its products through Sinopec. Therefore, any fluctuation in exchange rates will have a direct impact on the prices at which the Company purchases materials and exports products, which may impact the profitability of the Company. In addition, some of the debts of the Company were denominated in foreign currencies. Changes in the exchange rates will also affect the interest payments and the Company's profitability.

Capital expenditure

During the first half of 2003, the Group's capital expenditure amounted to RMB907.9 million, which primarily comprised the 130,000-ton acrylonitrile plant renovation project, the polyester 1# resin technical renovation project and the flare gas recovery system renovation project. In addition, the Group has also planned a 12,000-ton industrial polyester filament plant expansion project and other technical renovation and investment projects in the second half of the year. The Group's planned capital expenditures can be financed by cash inflow from operating activities and bank loans available.

During the reporting period, the Group continued to carry out the Sino-foreign joint investment project with China Petroleum & Chemical Corporation ("Sinopec Corp") and BP Chemicals East China Investments Limited. As at 30 June 2003, the Group had contributed RMB356.3 million to the equity joint venture.

Debt-equity ratio

The debt-equity ratio of the Group was 22.68% for the first half of 2003 (first half of 2002: 24.46%). The ratio is computed by long-term borrowings divided by the sum of long-term borrowings and shareholders' equity.

Employees

As at 30 June 2003, the number of employees of the Company was approximately 30,022. The staff cost for the reporting period was RMB541 million.

In compliance with paragraph 40 of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), the Company confirms that, save as disclosed herein, there has been no material change in the current information regarding the Company in relation to those matters set out in paragraph 32 of Appendix 16 to the Listing Rules from the information in relation to those matters disclosed in the Annual Report 2002 of the Company.

6.1 Summary of segmental results (prepared under PRC Accounting Rules and Regulations)

-----------------------------------------------------------------------------------------------
                                                             Increase/
                                                             decrease                 Increase/
                                                             of income    Increase/    decrease
                                                               from       decrease     of gross
                                                             principal   of cost of     profit
                            Income                          operations      sales       margin
                             from                   Gross    compared     compared     compared
                           principal    Cost of    profit     to last      to last     to last
                          operations     sales     margin      year         year         year
                           (RMB'000)   (RMB'000)     (%)       (%)          (%)          (%)
-----------------------------------------------------------------------------------------------
Segments
-----------------------------------------------------------------------------------------------
Synthetic fibres           1,904,874   1,873,545     1.64      15.58        21.32       -4.66
-----------------------------------------------------------------------------------------------
Resins and plastics        4,158,411   3,734,904    10.18      54.21        60.68       -3.62
-----------------------------------------------------------------------------------------------
Intermediate
   petrochemicals          1,950,095   1,443,280    25.99      67.51        60.85        3.09
-----------------------------------------------------------------------------------------------
Petroleum products         5,240,592   4,587,525    12.46      50.72        53.91       -1.82
-----------------------------------------------------------------------------------------------
All others                   885,098     754,698    14.73      64.82       138.48      -26.34
-----------------------------------------------------------------------------------------------
Including: connected
   transactions            4,872,132   4,506,941     7.50      50.69        60.87       -5.85
-----------------------------------------------------------------------------------------------
Price-setting principles   The Board of Directors of the Company believes that the above
   of connected            transactions were entered into in the normal course of business and
   transactions            were conducted on normal commercial terms or in accordance with the terms of the relevant agreements. The above transactions were confirmed by the Company's non-executive Directors.
-----------------------------------------------------------------------------------------------

6.2  Analysis of the geographical segments for the principal operations

--------------------------------------------------------------------------------
                                                                Income from
                                                            principal operations
         Region                                                  (RMB'000)
--------------------------------------------------------------------------------
Eastern China                                                    12,402,723
--------------------------------------------------------------------------------
Other regions                                                       872,067
--------------------------------------------------------------------------------
Export                                                              864,280
--------------------------------------------------------------------------------

* During the reporting period, there was no significant change to the geographical segments for the principal operations of the Group as compared to the same period in 2002.

7.   Significant Events

7.1  Guarantees

--------------------------------------------------------------------------------------------
                                                                                   Guarantee
                       Date        Guarantee                                         for a
   Guaranteed       (Agreement       amount     Type of    Guarantee   Guarantee   connected
    entities       signing date)   (Rmb'000)   guarantee     period     expired      party
--------------------------------------------------------------------------------------------
Shanghai           15 September      57,600       Bank     1 year         No          Yes
   Golden Conti    2002                           Loan
   Petrochemical
   Company
   Limited
--------------------------------------------------------------------------------------------
Shanghai           6 March           48,000       Bank     1 year         No          Yes
   Golden Conti    2003                           Loan
   Petrochemical
   Company
   Limited
--------------------------------------------------------------------------------------------
Shanghai Jinsen    22 March          40,000       Bank     5 years        No          Yes
   Hydrocarbon     1999                           Loan
   Resins
   Company
   Limited
--------------------------------------------------------------------------------------------
Shanghai           15 December       34,200       Bank     5 years        No          Yes
   Golden Conti    1998                           Loan
   Petrochemical
   Company
   Limited
--------------------------------------------------------------------------------------------
Hanzhou            29 September      24,800       Bank     1 year         No          Yes
   Jinshan Real    2002                           Loan
   Estate
   Company
--------------------------------------------------------------------------------------------
Shanghai           1 September       23,890       Bank     1 year         No          Yes
   Golden Conti    2002                           Loan
   Petrochemical
   Company
   Limited
--------------------------------------------------------------------------------------------
Shanghai Jinsen    17 May 2003       14,600       Bank     1 year         No          Yes
   Hydrocarbon                                    Loan
   Resins
   Company
   Limited
--------------------------------------------------------------------------------------------
Others             22 May 1997       56,642       Bank     1-6 years      No          Yes
                   - 2 June 2003                  Loan
--------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Amount signed (RMB'000)                                                   81,600
--------------------------------------------------------------------------------
Guarantee amount (RMB'000)                                               299,732
--------------------------------------------------------------------------------
Including: Guarantee for connected parties
   (RMB'000)                                                             299,732
--------------------------------------------------------------------------------

7.2  Major connected transactions

     The Stock Exchange of Hong Kong Limited (the "Stock Exchange") has confirmed that the conditional waivers (the "waivers") granted to the Company exempting it from compliance with certain ongoing disclosure and shareholders' approval requirements under the Listing Rules in relation to connected transactions as described in the prospectus of the Company dated 6 July 1993, would remain valid upon completion of the reorganisation of China Petrochemical Corporation ("Sinopec"), the former substantial shareholder of the Company.

     Following completion of the reorganisation of Sinopec, the connected transactions which were previously carried out between the Company and Sinopec and their respective associates under the waivers are carried out between the Company and China Petroleum & Chemical Corporation, and their respective associates. The Stock Exchange has confirmed that these connected transactions will be covered by the waivers on the basis that there is no change in the ultimate controlling shareholder of the Company.

     The Board believes that the transactions listed below were entered into in the ordinary course of business and on normal commercial terms or in accordance with the terms of the agreements governing these transactions.

     Details of the Group's connected transactions during the reporting period are set out in note 30 of the interim financial statements prepared in accordance with the PRC Accounting Rules and Regulations.

     (a)  Loans with related parties

                                                                   Unit: RMB'000

     ---------------------------------------------------------------------------
                                             Loans to related      Loans from
                                                 parties         related parties
                                             ----------------   ----------------
     Related parties                         Amount   Balance   Amount   Balance
     ---------------------------------------------------------------------------
     Sinopec Finance
        Company Limited                        --        --     25,000   105,000
     ---------------------------------------------------------------------------

     (b) The followings are the significant related party transactions relating to sales and purchases of goods and provision of services that occurred during six-month period ended 30 June 2003:

                                                                      Percentage
                                                                       of total
                                                                      amount of
          Type of                                                    the type of
       transactions              Related parties           Amount    transaction
     ---------------        --------------------------   ---------   -----------
                                                          RMB'000        %
     Sales                  Sinopec Huadong Sales        3,753,389     26.55%
                               Company
                            Other fellow subsidiaries    1,118,743      7.91%
     Purchases              China International United   5,911,866     46.25%
                               Petroleum & Chemicals
                               Co. Ltd. (Unipec)
                            Other fellow subsidiaries    2,249,679     17.60%
     Construction and       China Petroleum &              153,006     63.46%
        installation           Chemical Corporation
        fees

          The Group is of the opinion that the purchase of goods from the above related parties ensures a steady and secure supply of raw materials, and that sales to the above related parties ensures that the Group maintains important sales channels. The construction and installation fees were paid to China Petroleum & Chemical Corporation strictly in compliance with respective contracts. These connected transactions are beneficial to the Group.

7.3  Material Litigation and Arbitration

     The Group was not involved in any material litigation or arbitration during the reporting period.

7.4  Interim Dividend

     The Board of Directors of the Company does not recommend any interim dividend for the six-month period ended 30 June 2003.

7.5  Purchase, Sale or Redemption of Securities

     During the reporting period, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities.

7.6  Audit Committee

     The audit committee and the management of the Company has reviewed the accounting principles, accounting standards and discussed matters relating to auditing, internal supervising and financial reporting, including the unaudited interim report for the six-month period ended 30 June 2003.

7.7  Compliance with Code of Best Practice

     Non-executive directors are subject to retirement by rotation at annual general meetings in accordance with the articles of association, and are not appointed for specific terms. Other than this, none of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not during the period, in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules.

8.   Financial Statements

8.1  Income statement (Prepared under PRC Accounting Rules and Regulations)

                                                                     (Unaudited)

                                              Six-month periods ended 30 June
                                      -----------------------------------------------
                                             The Group               The Company
                                      ----------------------   ----------------------
                                          2003        2002        2003         2002
                                        RMB'000     RMB'000      RMB'000     RMB'000
                                      ----------   ---------   ----------   ---------
Income from principal
   operations                         14,139,070   9,523,023   13,333,646   8,613,295
Less: Cost of sales                   12,393,952   8,063,143   11,812,956   7,388,049
      Business taxes and surcharges      274,512     275,118      261,325     262,893
                                      ----------   ---------   ----------   ---------
Profit from principal
   operations                          1,470,606   1,184,762    1,259,365     962,353
Add:  Profit from other operations        42,458      58,733       37,571      34,438
Less: Selling expenses                   228,624     200,368      166,060     141,836
      Administrative expenses            476,195     569,836      392,151     477,011
      Financial expenses                 209,341     177,843      195,974     150,098
                                      ----------   ---------   ----------   ---------
Profit from operations                   598,904     295,448      542,751     227,846
Add: Investment (losses)/income           (1,178)     18,454       33,120      55,486
      Non-operating income                 9,264       5,270          383       1,161
Less: Non-operating expenses              22,423      51,625       21,163      49,675
                                      ----------   ---------   ----------   ---------
Total profit                             584,567     267,547      555,091     234,818
Less: Income tax                          99,512      46,657       83,411      31,449
                                      ----------   ---------   ----------   ---------
Profit after tax                         485,055     220,890      471,680     203,369
Minority interests                        13,375      17,521           --          --
                                      ----------   ---------   ----------   ---------
Net profit                               471,680     203,369      471,680     203,369
Undistributed profits at
   beginning of the period               940,452     573,281      940,452     573,281
                                      ----------   ---------   ----------   ---------
Undistributed profits at the end
   of the period                       1,412,132     776,650    1,412,132     776,650
                                      ==========   =========   ==========   =========

8.2  Consolidated Income Statement (Prepared under IFRS)

     This interim financial report is unaudited, but has been reviewed by KPMG in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports", issued by the Hong Kong Society of Accountants. KPMG's independent review report to the Board of Directors is included in the interim financial statements which will be distributed to shareholders.

                                                                     (Unaudited)

                                                           Six-month periods
                                                             ended 30 June
                                                       ------------------------
                                                           2003         2002
                                                Note     RMB'000       RMB'000
                                                ----   -----------   ----------
Turnover                                          2     14,139,070    9,523,023
Business taxes and surcharges                             (274,512)    (275,118)
                                                       -----------   ----------
Net sales                                               13,864,558    9,247,905
Cost of sales                                          (12,850,409)  (8,631,230)
                                                       -----------   ----------
Gross profit                                             1,014,149      616,675
Selling and administrative expenses                       (228,624)    (200,368)
Other operating income                                      58,031       89,679
Other operating expenses                                   (29,147)     (58,349)
                                                       -----------   ----------
Profit from operations                                     814,409      447,637
Share of losses of associates                              (14,745)        (498)
Net financing costs                                       (201,614)    (173,428)
                                                       -----------   ----------
Profit before tax                               2,3        598,050      273,711
Taxation                                          5       (100,616)     (47,581)
                                                       -----------   ----------
Profit after tax                                           497,434      226,130
Minority interests                                         (13,375)     (17,521)
                                                       -----------   ----------
Profit attributable to shareholders                        484,059      208,609
                                                       ===========   ==========
Basic earnings per share                          6      RMB 0.067    RMB 0.029
                                                       ===========   ==========

Notes to the unaudited interim financial statements (Prepared under IFRS)

1.   Principal activities and basis of preparation

     Sinopec Shanghai Petrochemical Company Limited ("the Company") and its subsidiaries ("the Group") is a highly integrated entity which processes crude oil into synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products. The Company is a subsidiary of China Petroleum & Chemical Corporation ("Sinopec Corp").

     The interim financial statements have been prepared in accordance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with International Accounting Standard 34 "Interim Financial Reporting" adopted by the International Accounting Standards Board ("IASB").

     The financial information relating to the financial year ended 31 December 2002 included in the interim financial statements do not constitute the Company's statutory financial statements for that financial year but is derived from those financial statements. The Company's statutory financial statements for the year ended 31 December 2002 are available from the Company's registered office. The Company's independent auditors have expressed an unqualified opinion on those financial statements in their report dated 26 March 2003.

     The accounting policies have been consistently applied by the Group and are consistent with those adopted in the 2002 annual financial statements.

     The 2002 annual financial statements have been prepared in accordance with IFRS promulgated by the IASB. IFRS includes International Accounting Standards ("IAS") and related interpretations.

2.   Segment reporting

     Reportable information on the Group's operating segments is as follows:

                                                           Six-month periods
                                                             ended 30 June
                                                        -----------------------
                                                           2003         2002
                                                          RMB'000      RMB'000
                                                        ----------   ----------
     Turnover
     Manufactured Products
     Synthetic fibres
        - External sales                                 1,904,874    1,648,124
        - Intersegment sales                                   478        5,609
                                                        ----------   ----------
     Total                                               1,905,352    1,653,733
                                                        ----------   ----------
     Resins and plastics
        - External sales                                 4,158,411    2,696,553
        - Intersegment sales                                14,028       11,519
                                                        ----------   ----------
     Total                                               4,172,439    2,708,072
                                                        ----------   ----------
     Intermediate petrochemicals
        - External sales                                 1,950,095    1,164,200
        - Intersegment sales                             3,847,506    2,462,505
                                                        ----------   ----------
     Total                                               5,797,601    3,626,705
                                                        ----------   ----------
     Petroleum products
        - External sales                                 5,240,592    3,477,123
        - Intersegment sales                               377,199      297,615
                                                        ----------   ----------
     Total                                               5,617,791    3,774,738
                                                        ----------   ----------
     All others
        - External sales                                   885,098      537,023
        - Intersegment sales                             1,709,274    1,485,347
                                                        ----------   ----------
     Total                                               2,594,372    2,022,370
                                                        ----------   ----------
     Elimination of intersegment sales                  (5,948,485)  (4,262,595)
                                                        ----------   ----------
     Consolidated turnover                              14,139,070    9,523,023
                                                        ==========   ==========

External sales include sales to Sinopec Corp group companies.

                                                             Six-month periods
                                                               ended 30 June
                                                            -------------------
                                                              2003       2002
                                                             RMB'000    RMB'000
                                                            --------   --------
Profit before tax
Profit from operations
   Synthetic fibres                                           12,742     35,384
   Resins and plastics                                       224,555    134,694
   Intermediate petrochemicals                               274,977     99,369
   Petroleum products                                        237,218    100,710
   All others                                                 64,917     77,480
                                                            --------   --------
Consolidated profit from operations                          814,409    447,637
                                                            --------   --------
Share of losses of associates                                (14,745)      (498)
                                                            --------   --------
Net financing costs                                         (201,614)  (173,428)
                                                            --------   --------

Consolidated profit before tax                               598,050    273,711
                                                            ========   ========

3    Profit before tax

     Profit before tax is arrived at after charging/(crediting):

                                                           Six-month periods
                                                             ended 30 June
                                                         ----------------------
                                                           2003         2002
                                                          RMB'000      RMB'000
                                                         ----------   --------
     Interest on bank loans and advances                    226,082     264,029
     Less: Amount capitalised as construction in
        progress                                            (10,619)    (84,877)
                                                         ----------   ---------
     Interest expenses, net                                 215,463     179,152
     Cost of inventories                                 12,850,409   8,631,230
     Depreciation and amortisation                          912,838     732,776
     Amortisation of goodwill                                 6,724       6,724
     Amortisation of deferred income                         (6,184)     (7,411)
     Loss on disposal of property, plant and equipment        2,529      44,364
                                                         ==========   =========

4    Dividends

     Pursuant to the shareholders' approval at the Annual General Meeting held on 18 June 2003, a final dividend of RMB0.05 per share totalling RMB 360,000,000 (2001: RMB Nil) in respect of the year ended in 31 December 2002 was declared.

     The Board of Directors does not recommend the payment of an interim dividend for the period (2002: RMB Nil).

5    Taxation

     Taxation in the consolidated income statement consists of:

                                                             Six-month periods
                                                                ended 30 June
                                                             -----------------
                                                               2003      2002
                                                             RMB'000   RMB'000
                                                             -------   -------
     Provision for PRC income tax for the period             100,524    46,657
     Deferred tax - change in temporary differences               92       924
                                                             -------   -------

                                                             100,616    47,581
                                                             =======   =======

     The charge for PRC income tax is calculated at the rate of 15% (2002: 15%) on the estimated assessable income of the period determined in accordance with relevant income tax rules and regulations. The Company did not carry out business overseas and in Hong Kong and therefore did not incur overseas and Hong Kong income taxes. The Company has not received notice from the Ministry of Finance that the 15% tax rate will continue to be applicable to the Company in 2003. As such, it is possible that the Company's tax rate will increase in 2003.

6    Basic earnings per share

     The calculation of basic earnings per share is based on the profit attributable to shareholders for the period of RMB484,059,000 (period ended 30 June 2002: RMB208,609,000) and 7,200,000,000 (period ended 30 June 2002:
     7,200,000,000) shares in issue during the period.

     The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for both periods.

7    Reserve movement

     No transfers have been made to the statutory surplus reserve, the statutory public welfare fund nor the discretionary surplus reserve from the income statement for the period (period ended 30 June 2002: RMB Nil).

8.3 Differences between financial statements prepared under PRC Accounting Rules and Regulations and IFRS

     The Company also prepares a set of financial statements which complies with PRC Accounting Rules and Regulations. A reconciliation of the Group's net profit and shareholders' equity prepared under PRC Accounting Rules and Regulations and IFRS is presented below.

     Other than the differences in classification of certain financial statements assertions and the accounting treatment of the items described below, there are no material differences between the Group's financial statements prepared in accordance with PRC Accounting Rules and Regulations and IFRS. The major differences are:

(i)  Capitalisation of general borrowing costs

     Under IFRS, to the extent that funds are borrowed generally and used for the purpose of obtaining a qualifying asset, the borrowing costs should be capitalised as part of the cost of that asset. Under PRC Accounting Rules and Regulations, only borrowing costs on funds that are specially borrowed for construction are eligible for capitalisation as fixed assets.

(ii) Valuation surplus

     Under PRC Accounting Rules and Regulations, the excess of fair value over the carrying value of assets given up in part exchange for investments should be credited to capital reserve. Under IFRS, it is inappropriate to recognise such excess as a gain as its realisation is uncertain.

(iii) Government grants

     Under PRC Accounting Rules and Regulations, government grants should be credited to capital reserve. Under IFRS, such grants for the purchase of equipment used for technology improvements are offset against the cost of asset to which the grants related. Upon transfer to property, plant and equipment, the grant is recognised as income over the useful life of the property, plant and equipment by way of a reduced depreciation charge.

(iv) Revaluation of land use rights

     Under IFRS, land use rights are carried at historical cost less accumulated amortisation. Under PRC Accounting Rules and Regulations, land use rights are carried at revalued amount less accumulated amortisation.

(v)  Pre-operating expenditure

     Under IFRS, expenditure on start-up activities should be recognised as expenses when it is incurred. Under PRC Accounting Rules and Regulations, all expenses incurred during the start-up period are aggregated in long-term deferred expenses and then fully charged to the income statement in the month of commencement of operations.

(vi) Dividend

     Under PRC Accounting Rules and Regulations, dividends relating to an accounting period declared after the period end date are recognised as a liability in that accounting period. Under IFRS, dividends are recognised as a liability at its declaration date.

     Effects on the Group's net profit and shareholders' equity of significant differences between PRC Accounting Rules and Regulations and IFRS are summarised below:

                                                             Six-month periods
                                                               ended 30 June
                                                             ------------------
                                                               2003     2002
                                                      Note   RMB'000   RMB'000
                                                     -----   -------   --------
Net profit under PRC Accounting Rules and
   Regulations                                               471,680    203,369

Adjustments:
Capitalisation of borrowing costs, net of
   depreciation effect                                (i)      5,613      4,415
Reduced depreciation on government grants            (iii)    13,379         --
Amortisation of revaluation of land use
   rights                                             (iv)     1,749      1,749
Write off of pre-operating expenditure                (v)     (7,258)        --
Tax effect of the above adjustments                           (1,104)      (924)
                                                             -------    -------

Profit attributable to shareholders under
   IFRS                                                      484,059    208,609
                                                             =======    =======

                                                                       At 31
                                                        At 30 June    December
                                                           2003         2002
                                                 Note     RMB'000     RMB'000
                                                -----   ----------   ----------
Shareholders' equity under PRC
   Accounting Rules and
   Regulations                                          14,593,140   14,121,460

Adjustments:
Capitalisation of borrowing costs                (i)        63,734       58,121
Valuation surplus                                (ii)      (44,887)     (44,887)
Government grants                               (iii)     (357,580)    (370,959)
Revaluation of land use rights                   (iv)     (138,108)    (139,857)
Write off of pre-operating
   expenditure                                   (v)       (23,200)     (15,942)
Dividend                                         (vi)           --      360,000
Tax effect of the above adjustments                         11,156       12,260
                                                        ----------   ----------

Shareholders' equity under IFRS                         14,104,255   13,980,196
                                                        ==========   ==========

8.4  Supplementary Information for North American Shareholders

     The Group's accounting policies conform with IFRS which differ in certain significant respects from accounting principles generally accepted in the United States of America ("U.S. GAAP"). Differences which have a significant effect on net profit and shareholders' equity are set out below. The U.S. GAAP reconciliation presented below is included as supplemental information and is not required as part of the basic interim financial statements. Such information has not been subject to independent audit or review.

Notes:

(a)  Foreign exchange gains and losses

     Under IFRS, foreign exchange differences on funds borrowed for construction are capitalised as property, plant and equipment to the extent that they are regarded as an adjustment to interest costs during the construction period. In the periods ended 30 June 2002 and 2003, no foreign exchange differences were capitalised to property, plant and equipment. Under U.S. GAAP, all foreign exchange gains and losses on foreign currency debt are included in current earnings. In the periods ended 30 June 2002 and 2003, the U.S. GAAP adjustments represent the effect of amortisation of amounts previously capitalised.

(b)  Capitalisation of property, plant and equipment

     In the periods prior to those presented herein, certain adjustments arose between IFRS and U.S. GAAP with regard to the capitalisation of interest and pre-production results under IFRS, that were reversed and expensed under U.S. GAAP. For the periods presented herein, no adjustments related to the capitalisation of construction costs, including capitalised interest, are necessary. Accordingly, the U.S. GAAP adjustments represent the amortisation effect of such originating adjustments described above.

(c)  Revaluation of property, plant and equipment

     In the periods prior to those presented herein, the property, plant and equipment of the Company were revalued to reflect the then current fair value resulting in a revaluation surplus recorded in the Company's financial statements. Additional depreciation charges have been taken in the periods ended 30 June 2002 and 2003 on the revaluation surplus of RMB1,576,330,000.

     Under U.S. GAAP, property, plant and equipment are stated at historical cost less accumulated depreciation. However, as a result of the tax deductibility of the revaluation, a deferred tax asset related to the reversal of the revaluation surplus is created under U.S. GAAP with a corresponding increase in shareholders' equity.

(d)  Capitalised interest on investment in associates

     Under IFRS, an investment accounted for by the equity method is not considered a qualifying asset for which interest is capitalised. Under U.S. GAAP, an investment accounted for by the equity method while the investee has activities in progress necessary to commence its planned principal operations, provided that the investee's activities include the use of funds to acquire qualifying assets for its operations, is a qualifying asset for which interest is capitalised.

(e)  Goodwill and negative goodwill amortisation

     Under IFRS, goodwill and negative goodwill are amortised on a systematic basis over their useful lives. Under U.S. GAAP, with reference to Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), goodwill is no longer amortised beginning 1 January 2002, the date that SFAS No. 142 was adopted. Instead, goodwill is reviewed for impairment upon adoption of SFAS No. 142 and annually thereafter. In addition, under U.S. GAAP, negative goodwill that existed at the date of adoption of SFAS No. 142 was written off effective 1 January 2002 as a cumulative effect of a change in accounting principle.

(f)  Basic earnings per share

     The calculation of basic earnings per share is based on the net profit under U.S. GAAP of RMB562,985,000 (period ended 30 June 2002: RMB 328,260,000) and the number of shares in issue during the period of 7,200,000,000 (period ended 30 June 2002: 7,200,000,000). Basic earnings per ADS is calculated on the basis that one ADS is equivalent to 100 shares. The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for both periods.

(g)  United States dollar equivalents

     For the convenience of the reader, amounts in Renminbi ("RMB") have been translated into United States dollars at the rate of US$1.000 = RMB 8.2772 being the average of the buying and selling rates quoted by the People's Bank of China on 30 June 2003. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate.

The effect on the net profit of significant differences between IFRS and U.S. GAAP is as follows:

                                                   Six-month periods ended 30
                                                              June
                                                 ------------------------------
                                                   2003       2003       2002
                                          Note    US$'000   RMB'000    RMB'000
                                          ----   --------   --------   --------
Profit attributable to shareholders
   under IFRS                                      58,481    484,059    208,609
U.S. GAAP adjustments:
Foreign exchange gains and losses          (a)      2,238     18,527     18,527
Capitalisation of property, plant and
   equipment                               (b)      1,311     10,852     10,852
Depreciation charge on revalued
   property, plant and equipment           (c)      7,853     64,997     64,997
Capitalised interest on investment in
   associates                              (d)        666      5,511     17,096
Goodwill and negative goodwill
   amortisation                            (e)       (722)    (5,978)     5,072
Cumulative effect of adopting SFAS No.
   142                                     (e)         --         --     19,828
Tax effect of the above adjustments                (1,810)   (14,983)   (16,721)
                                                 --------   --------   --------
Net profit under U.S. GAAP                         68,017    562,985    328,260
                                                 ========   ========   ========
Basic earnings per share under U.S.
   GAAP                                    (f)   US$0.009   RMB0.078   RMB0.046
                                                 ========   ========   ========
Basic earnings per ADS under U.S. GAAP     (f)   US$0.945   RMB7.819   RMB4.559
                                                 ========   ========   ========

The effect on shareholders' equity of significant differences between IFRS and U.S. GAAP is as follows:

                                                     At 30              At 31
                                                     June             December
                                            ----------------------   -----------
                                               2003         2003         2002
                                             US$'000      RMB'000      RMB'000
                                            ---------   ----------   ----------
Shareholders' equity under IFRS             1,703,989   14,104,255   13,980,196
U.S. GAAP adjustments:
Foreign exchange gains and losses     (a)      (2,537)     (21,000)     (39,527)
Capitalisation of property, plant
   and equipment                      (b)      (3,934)     (32,558)     (43,410)
Revaluation of property, plant and
   equipment                          (c)     (31,232)    (258,514)    (323,511)
Capitalised interest on investment
   in associates                      (d)       6,140       50,825       45,314
Goodwill and negative goodwill        (e)       2,899       23,994       29,972
Tax effect of the above adjustments             4,735       39,188       54,171
                                            ---------   ----------   ----------
Shareholders' equity under U.S.
   GAAP                                     1,680,060   13,906,190   13,703,205
                                            =========   ==========   ==========

8.5  Documents for Inspection

The Company's documents are in good order and ready for inspection, including:

1.   interim report with the signature of the Chairman;

2. the financial statements with signatures and chops of legal representative, chief financial officer and accounting supervisor;

3. originals of all the documents and relevant announcements that have been disclosed in the newspapers designated by the China Securities Regulatory Commission during the reporting period; and

4.   the Articles of Association of the Company.

The above-mentioned documents are available from the Secretary's Office to the Board of Directors at the Company's headquarters.

All the information required by paragraphs 46(1) to 46(6) of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited will be published on both the Stock Exchange's website and the Company's website.


                                                          By order of the Board
                                                                Lu Yiping
                                                                Chairman

Shanghai, 20 August 2003

                                                                       Exhibit c

          [LOGO] Sinopec Shanghai Petrochemical Company Limited
                     (Company Name in Chinese appears here)

                 SINOPEC SHANGHAI PETROCHEMICAL COMPANY LIMITED

To: Business Editor

[For Immediate Release]

             Shanghai Petrochemical Announces 2003 Interim Results
                Net Profit Increases 132.07% to RMB484.1 Million

Hong Kong, 20 August 2003 ... Sinopec Shanghai Petrochemical Company Limited ("Shanghai Petrochemical" or the "Company") (SEHK: 338; SSE: 600688; NYSE: SHI) today announced its interim results for the six months ended 30 June 2003 (the "Period") of the Company and its subsidiaries (the "Group"). Turnover from principal operations amounted to RMB14,139.1 million, a 48.47% increase as compared to the same period last year. Profit before tax amounted to RMB598.1 million, representing an increase of 118.52% as compared to the same period last year. Profit after tax and minority interests amounted to RMB484.1 million, an increase of 132.07% as compared to the same period last year. The Board of Directors does not recommend any interim dividend for 2003.

Mr. Lu Yiping, Chairman and President of Shanghai Petrochemical, said,
"The Board of Directors is pleased to see strong profit growth despite an unstable external environment. With the impact of significant fluctuations and sluggish recovery of the world economy amidst the advent of the Iraq War, appreciation of the Euro, depreciation of the US Dollar and the outbreak of Severe Acute Respiratory Syndrome, the prices of petrochemical products experienced large fluctuations and featured an overall pattern of rise and fall, followed by rebound which pushed price levels higher than that of the first half of last year. The petrochemical industry performed better than the same period last year."

Mr. Lu continued, "Despite confronting a complex and turbulent external environment, the Group implemented effective marketing strategies, further enhanced the operation of production plants and equipment and raw material levels, rationalized the maintenance programs of production equipment, and planned production to match market demand closely while exercising stringent cost controls. As a result, the Group's overall performance has been enhanced."

During the Period, market prices of the four major products of Shanghai Petrochemical, namely synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products, rose, fell and then rebounded. Compared to the same period last year, selling prices of the major products of the Group all increased, but to different degrees. The price of crude oil, a major raw material of the Group's products, experienced severe fluctuations under the influence of the Iraq War. The weighted average cost of crude oil was RMB 1,881.47 per ton, representing an increase of RMB 496.32 per ton or 35.83% as compared to the same period last year.

                                                                           .../2

Shanghai Petrochemical Announces 2003 Interim Results ... p.2

However, the Group's processed crude oil and product output recorded substantial increases. This was attributed to the completion of the "Phase IV" project and other newly constructed and renovated facilities. During the Period, the Group processed 4.1233 million tons of crude oil, an increase of 21.4% as compared to the same period last year; the output of ethylene was 461,500 tons, an increase of 35.74%; the output of propylene was 251,700 tons, an increase of 39.37%; the output of plastics and resins was 519,800 tons, an increase of 49.50%; the output of polymers was 248,400 tons, an increase of 6.15%; and the output of synthetic fibres was 181,800 tons, an increase of 6.69% as compared to the same period of last year. The sales to output ratio during the six-month period ended 30 June 2003 reached 99.56%, which was mainly attributable to the implementation of timely adjustments of the Group's marketing strategies.

With the successive completion and commencement of several major operations of the "Phase IV" project in June 2002, there has been a considerable growth in product sales volume as compared to the same period last year. During the Period, sales volume of the Group's four major products increased by 2.67%, 37.78%, 22.28% and 16.73%, respectively, while average selling prices (excluding tax) for the products increased by 12.80%, 12.08%, 37.25% and 32.34%, respectively. Total net sales of the Group amounted to RMB13.865 billion, representing an increase of 49.92% as compared to the same period last year. Of this, net sales of synthetic fibres, resins and plastics, intermediate petrochemical products and petroleum products during the six-month period ended 30 June 2003 recorded increases of 15.81%, 54.42%, 67.82% and 54.48%, respectively, as compared to the same period last year.

Looking ahead, Mr. Lu concluded, "For the second half of the year, the PRC economy is expected to maintain its trend of rapid growth. The Group shall continue to grasp the opportunities arising from this favorable environment and capitalize on the "Phase IV" project and other newly constructed and renovated facilities to expand production volume. Meanwhile, we will continue to fine-tune our marketing strategies to increase product sales volume, striving for better operating results in the second half of 2003."

Sinopec Shanghai Petrochemical Company Limited is one of the largest petrochemical companies in the PRC and was one of the first Chinese companies to undertake a global equity offering. Located at Jinshanwei in the southwest of Shanghai, it is a highly integrated petrochemical entity which processes crude oil into a broad range of synthetic fibres, resins and plastics, intermediate petrochemicals and petroleum products.

                                     - END -

Encl.: Extract of Consolidated Income Statement (unaudited)

For further information, please contact:
Ms. Christy Lai/ Ms. Jessica Lee/ Ms. Veronica Ho
Rikes Communications Limited
Tel: (852) 2520 2201
Fax: (852) 2520 2241

                 Sinopec Shanghai Petrochemical Company Limited
                              2003 Interim Results
          (Prepared under International Financial Reporting Standards)

Extract of Consolidated Income Statement (unaudited)

                                         For the six-month periods ended 30 June
                                         ---------------------------------------
                                                    2003         2002
                                                  RMB'000      RMB'000
                                                 ----------   ---------
Turnover                                         14,139,070   9,523,023

Profit before tax                                   598,050     273,711

Taxation                                           (100,616)    (47,581)

Profit after tax                                    497,434     226,130

Minority interests                                  (13,375)    (17,521)

Profit attributable to shareholders                 484,059     208,609

Basic earnings per share                           RMB0.067    RMB0.029